UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement:
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer Extended

Longevity Inc.

Legal status of issuer

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

October 31, 2019

Physical address of issuer

3361 Omaopio Road, Unit B, Kula, HI 967902

Website of issuer

http://www.extendedlongevity.com

Current number of employees

5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$168,014.95	$41,128.09
Cash & Cash Equivalents	$107,304.80	$5,024.87
Accounts Receivable	$24,477.35	$7,269.20
Short-term Debt	$170,002.43	$172,497.12
Long-term Debt	$4,630.00	$0
Revenues/Sales	$64,951.00	$31,072.52
Cost of Goods Sold	$5,196.08	$2,409.93
Taxes Paid	$0	$0
Net Income	-$23,659.84	-$65,702.22

April 27, 2023

Form C-AR

EXTENDED LONGEVITY, INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by

Extended Longevity, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.extendedlongevity.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/27/2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Extended Longevity, Inc. (the "Company" or "Extended Longevity") is a Delaware corporation, incorporated/formed on October 29, 2019.

The Company's headquarters is located at 3361 Omaopio Road, Unit B, Kula, HI 96790.

The Company's website is http://www.extendedlongevity.com The information available on or through our website is not a part of this Form C-AR.

The Business

Extended Longevity is a longevity biotechnology company that has developed for sale a unique product line called the Extended Longevity Protocol. This product is comprised of 10 phytotherapeutic extract formulations that address the 10 determinant factors of aging. The product has been and is being tested and has demonstrated the ability to decelerate the biomarkers of aging, through independent laboratory tests. The Company has production facilities and laboratories on Maui, Hawaii and is currently producing and selling its products.

RISK FACTORS

Risks Relating to the Company's Business and Industry

The Company's operations and revenue have been negatively impacted by the COVTD-19 pandemic.

Any outbreak of contagious diseases, and other adverse public health developments, could have a material and adverse effect on our business operations. The recent outbreak of respiratory illness caused by a novel coronavirus referred to as COVID-19 has had a material adverse effect on our business operations which remains ongoing. At this time, the extent of the effect is uncertain. The COVID-19-related governmental stay-at-home orders, prohibitions on public gatherings, rise in unemployment, and related economic fallout have an ongoing negative effect on our business operations, the extent of which is currently unknown. If the stay-at-home orders and governmental prohibitions are not rescinded timely, the Company could be unable to continue as a going concern. Even if rescinded, the public may not have confidence in the safety of public gatherings or in the safety of hiring caregivers which may have a material adverse effect on the demand for our services and our business operations as a whole. Additionally, if conventions centers, hotels, and other similar venues do not return to normal operations, the Company will see limitations on revenue and may be unable to continue.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

We are a seed-stage company and have little operating history or operating results.

We are a seed-stage company and have little operating history or operating results. We were incorporated on October 29, 2019, and engaged in limited business activity. As a result, we have limited operating history upon which to base an evaluation of us or our prospects. We have limited resources and will be largely dependent upon the minimum amount of proceeds in order to continue to scale our business. We may encounter difficulties as we continue to scale our business, many of which may be beyond our control. If additional capital is not available when required or is not available on acceptable terms, we may be forced to modify or abandon our business plan. This could result in a cessation of operations and loss of investment for our investors.

We depend on certain key personnel, including senior executives.

Our future success depends on the efforts of key personnel. Steven M. Schorr is our founder and chief executive officer and Hamiel O. Schorr is our chief operating officer. The loss of either of their services would have a materially adverse effect on us. We expect to face intense competition to be able to attract and retain additional qualified personnel, and it cannot be assumed we will be able to attract or retain qualified personnel.

Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control.

These factors include the rate of market acceptance of our products, regulatory developments and general economic trends. Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods.

New entrants into our market may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Although we believe that our market will stay a new and fragmented market, new entrants not currently considered to be competitors may still enter our market through acquisitions, partnerships or strategic relationships. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. This pressure could result in a substantial loss of our customers or a reduction in our revenue.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.

It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Government regulation could impose burdensome requirements and restrictions that could impair demand for our products.

Any government regulation of our products or services, whether at the federal, state or local level, may increase our costs and the price of our service, may have a negative impact on our revenue and profitability, and may challenge the commercial viability of our business.

Our additional financing requirements could result in dilution to existing equity holders.

The additional financings which the Company will require may in the future be obtained through one or more transactions which will effectively dilute the ownership interests of stockholders. The Company has the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests. Such securities may be issued without the approval or other consent of the Company's stockholders.

Risks Relating to Our Industry

The market for our product may be smaller than we expect and we may not be able to generate the revenue we expect.

There can be no assurance that the market for our product is as we expect. Furthermore, the unit cost may not be achieved for many reasons, including the pricing of competing products, general economic conditions and the market.

We may face significant competition in our markets.

We are competing with a variety of companies in the United States and abroad. A number of companies are much larger, well-established, have longer-standing relationships with customers and potential business partners, have greater name recognition and have, or may have, access to significantly greater financial, and marketing resources. If we are unable to compete effectively with competitors, our business, financial conditions and results of operations may be adversely affected.

BUSINESS

The Company offers a wide range of Phytotherapeutic Extract products for the antiaging, life- extension and alternative health markets. The formulation, production, and marketing of plant- derived extract products will not only have a significant impact on the development of new regimens for disease treatments but will lead the way into a new era of preventing the onset of severe chronic diseases.

The Company's products are formulated using its proprietary Anti-aging Phytotheapeutic Extraction processes. This process preserves and enhances the beneficial therapeutic values of medicinal plants and delivers them in a safe and efficacious form. Plants are extracted to release their phytochemical constituents. This is accomplished through solvent extraction in a specially designed glass extraction apparatus. Phytotheapeutic Extraction produces the hydrophobic phytopharmaceutical components of the plants that are also important therapeutic agents with applications in the Company's proprietary formulations.
The Company is in early distribution and is generating revenue from selling the following unique

Phytotherapeutic Extraction products, including: Pinetonal™, Epiverse™, Thyvolve™, Bluecosig™, CMEnhance™, Inflasolve™, Stemegenis™, Sentophagy™, Telogenic™, Cnidium M™, Cognilace™, Elastage ECM™ and Emophix™

Our headquarters, laboritories and production facilities are located at 3361 Omaopio Road, Kula, Hawaii 96790

History

Extended Longevity was founded in October 2019, and we launched the beta version of our initial product in April 2020. The Company generates revenues by developing, branding, manufacturing and selling its proprietary Phytotherapeutic Extract formulations via sales into the anti-aging/ life-extension market, and through Company website sales. The Company believes there are significant international markets for its products.

The Company has numerous products in development utilizing its proprietary Anti-aging Phytotherapeutic Extraction technologies and formulation processes based upon Hawaiian and other ethnobotanical plants and herbs (such as TCM, Traditional Chinese Medicine, Ayurvedic and Siddha medicine). Management tests new products in local distribution for proof of concept and validation and conducts efficacy testing, market research on target markets and branding through early adopter strategies.

Business Outlook

In 2022, we closed equity financing transactions for an aggregate amount of approximately $165,000. We intend to deploy that capital first to underwrite Intellectual property expenses. Then we intend to invest in marketing and growth activities, to increase our user base.

Competition

The market is highly competitive and fragmented in nature. Market dynamics change rapidly due to constantly changing customer preferences and industry trends. Intense competition between companies in this market is based on factors such as brand strength, pricing structure, product assortments, availability, product efficacy, perceived value, value-added customer services, social media presence, advertising, new product introductions, and other promotional activities.

Some of the companies are substantially larger, more diversified, and have greater marketing and financial resources. Large companies in the anti-aging skin care domain rely on a combination of acquisition of other companies and internal brand development to strengthen their market position. Additionally, premium companies focus on scientific efficacy of their products and utilize social media platforms to reach out to their potential customer base for up-selling.

Allergan, Inc.; Beiersdorf AG; Cynosure; Lumenis; Solta Medical, Inc.; Procter & Gamble; Estee Lauder, Inc.; and Elizabeth Arden are some of the key players in the global market. These companies have a well-established network of suppliers and customers, which helps in strengthening their market position.

Intellectual Property

The Company relies upon trademarks, Patents, copyright, trade secrets, know-how, continuing technological innovations, and licensing opportunities to develop and maintain its competitive position. The Company manages a portfolio of trademarks and copyrights for its product line collateral and identifying trademarks. Current registrations with the US Patent and Trademark Office (USPTO) include the trademarks for its products.

The Company has filed for a utility patent and it is currently patent pending. The Company's policy is to file patent applications to protect its discoveries and improvements that are important to the development of its business. The Company plans to aggressively prosecute and defend its patent applications, including any patents that may issue, and proprietary technology.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their educational background and qualifications, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Steven M. Schorr	CEO, CSO	CEO, Extended Longevity Inc. (October 2019 – Present) CSO, KonaRed Corporation • (2008-2013) (NASDAQ: KRED). CEO of Bioponic Phytoceuticals (January 1999 - present) (NASDAQ: BPYT).	

Hamiel O. Schorr	COO	COO, Extended Longevity Inc. (October 2019 – Present) Production Manager, KonaRed Corporation (2008-2013)	Industrial and Product Design degree, Arizona State University

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 full-time employees and 3 part-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our capitalization as of December 31, 2022 is as follows:

Type of Security	Amount Outstanding	Voting Rights	Antidilution Rights
Common Stock: Steven M Schorr	7,200,000 shares	Yes	No
Common Stock: Hamiel O. Schorr	1,800,000 shares	Yes	No
Preferred Stock: Other Holders	30,704 shares	Yes	No
Warrants	None	No	No
Stock Options (Authorized)	None	No	No

Our authorized capital stock consists of 10,061,408 shares, of which (ii) 10,030,704 are designated as common stock, each having a $0.00001 par value, and (ii) 30,704 are designated as preferred stock, each having a $0.00001 par value.

As of December 31, 2022, there were 9,000,000 shares of common stock and 30,704 shares of preferred stock issued and outstanding.

Ownership

At this time, the Company has only one beneficial equity holder holding greater than 20% of the voting equity of the Company: Steven M. Schorr.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$64,951	-$23,659.84	$0.00

OPERATIONS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Liquidity and Capital Resources

On January 8, 2020, the Company consummated: (A) an offering pursuant to Regulation CF and raised $60,517.00, and a (B) a Reg D 506 (c) offering for an aggregate amount of $100,000.

The Comp-any will likely require additional financing in excess of the proceeds from these two offerings and its revenue from ongoing operations in order to sustain continued investment in growth over the next 18 months.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities law.

EXHIBIT A

FINANCIAL STATEMENTS

	TOTAL
ASSETS	
Current	
Assets Bank	
Accounts	
10100 Bank of Hawaii Checking Account (1670)	115,265.64
10110 PayPal Bank	24,014.16
10120 Cash on Hand	-31,975.00
Total Bank Accounts	**$107,304.80**
Accounts Receivable	
12000 Accounts receivable (A/R)	24,477.35
Total Accounts Receivable	**$24,477.35**
Other Current Assets	
10200 Payments to deposit	0.00
10210 Due from Intelligent Remedies	2,200.00
13000 Finished Inventory	1,973.00
13010 Inventory Work-in-Process	24,038.36
19999 Uncategorized Asset	-1,000.00
Due from Bioponic	6,000.00
Suspense	0.00
Total Other Current Assets	**$33,211.36**
Total Current Assets	**$164,993.51**
Other Assets	
19200 Patents, copyrights, & franchises	3,240.00
19210 Accumulated Amortization of Other Assets	-218.56
Total 19200 Patents, copyrights, & franchises	**3,021.44**
Total Other Assets	**$3,021.44**
TOTAL ASSETS	**$168,014.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
21000 Accounts Payable (A/P)	170,002.43
Total Accounts Payable	**$170,002.43**
Other Current Liabilities	
21630 Due to Intelligent Remedies	2,768.16
due to bioponic	1,440.00
Total Other Current Liabilities	**$4,208.16**
Total Current Liabilities	**$174,210.59**

	TOTAL
Long-Term Liabilities	
27100 Long-term business loans	-670.00
Shareholder Loan - Schorr	5,300.00
Total Long-Term Liabilities	**$4,630.00**
Total Liabilities	**$178,840.59**
Equity	
31000 Common stock	100.00
32000 Preferred stock	149,503.23
39000 Retained Earnings	-136,769.03
Net Income	-23,659.84
Total Equity	**$ -10,825.64**
TOTAL LIABILITIES AND EQUITY	**$168,014.95**

Extended Longevity

Profit and Loss

January - December 2022

	TOTAL
Income	
40100 Product Sales	67,080.37
40300 PayPal Sales	6,722.58
40400 Shipping Income	883.55
49500 Discounts given	-649.33
49999 Uncategorized Income	958.98
Total Income	**$74,996.15**
GROSS PROFIT	**$74,996.15**
Expenses	
61000 Advertising & marketing	27,353.52
62000 Bank fees & service charges	129.00
62010 Merchant account fees	128.55
62020 PayPal Fees	2,629.85
65020 Property insurance	914.10
67010 Credit card interest	480.79
67500 Accounting fees	12,473.30
67510 Legal Fees	26,845.00
69000 Business Meals (not travel)	340.42
69100 Entertainment	175.69
69400 Research & Development	20,454.40
69500 Memberships & subscriptions	2,163.20
69505 Office expenses	20.00
69520 Software & apps	296.30
71500 Shipping & postage	1,272.29
72010 Rent-3361 Omaopio	12.00
72020 Laboratory Use Fees	12.00
73500 Supplies & materials (not COGS)	1,313.88
74000 Business licenses	87.00
74100 Travel (not meals)	386.25
74110 Travel meals	217.31
75000 Utilities	
75040 Internet & TV services	106.77
75050 Phone service	175.76
Total 75000 Utilities	**282.53**
Total Expenses	**$97,987.38**
NET OPERATING INCOME	**$ -22,991.23**
Other Expenses	
61600 Vehicle expenses	638.60
61610 Vehicle gas & fuel	30.01
Total Other Expenses	**$668.61**
NET OTHER INCOME	**$ -668.61**

NET INCOME	$ -23,659.84

Extended Longevity

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-23,659.84
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12000 Accounts receivable (A/R)	-17,208.15
10210 Due from Intelligent Remedies	-2,200.00
13010 Inventory Work-in-Process	-1,216.78
19999 Uncategorized Asset	1,000.00
Due from Bioponic	-6,000.00
Suspense	0.00
21000 Accounts Payable (A/P)	-1,476.69
21630 Due to Intelligent Remedies	2,768.16
due to bioponic	1,440.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-22,893.46**
Net cash provided by operating activities	**$ -46,553.30**
FINANCING ACTIVITIES	
27100 Long-term business loans	-670.00
32000 Preferred stock	149,503.23
Net cash provided by financing activities	**$148,833.23**
NET CASH INCREASE FOR PERIOD	**$102,279.93**
Cash at beginning of period	5,024.87
CASH AT END OF PERIOD	**$107,304.80**

EXTENDED LONGEVITY, INC.

Financial Statements For the Fiscal Years Ended
December 31, 2022

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

EXTENDED LONGEVITY, INC started their business ("The Company") in October of 2019. The Company is located in Kula, Hawaii. Main operating activities of EXTENDED LONGEVITY, INC are: Manufacturing, Marketing, Sales, Research and Development, Formulation and production, including packaging and shipping for Phytotherapeutic Extract Formulations for life extension, health and wellbeing.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements are presented on the accrual basis of accounting. This method recognizes revenues and expenses in the period in which they are earned.

Finished Inventory and WIP: Work in Process and Finished inventory were entered on books by recording WIP at cost of ingredients and components, and then adjusting WIP/inventory/COGS at end of year using manual ending inventory count of products sold and finished product on hand.

Amortization Expense for Other Intangible Asset: Amortization for the intangible asset is recognized on a straight-line with useful life of 15 years.

Basis of Presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties: The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the values of capitalized software development costs, intangible assets, and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents: The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments: Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

**EXTENDED
LONGEVITY,
INC.**
Financial Statements
For the Fiscal Years
Ended
December 31, 2022

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the

marketplace. Level 3 – Unobservable inputs which are supported by little or no

market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include convertible notes payable and Keep It Simple Securities ("KISSes"). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. As of the balance sheet date, the Company has established a full reserve against all deferred tax assets.

NOTE 3: INITIAL INVESTMENT

The members of Inc, Steven M. Schorr has a 72% interest and Hamiel O. Schorr has a 18% interest in the Company accordingly. $10,000 was contributed by each company member as initial investment.

NOTE 4: SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 31, 2022, the date the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment to or disclosure in the accompanying statements.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation: The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock. As of December 31, 2022, 9,000,000 shares of Common Stock are issued and outstanding held by the Company's two co-founders, who both remain active in the daily management of the Company.

Preferred Stock

The Company is authorized to issue 30,704 of Preferred Stock. As of December 31, 2022, 30,704 shares of Preferred Stock are issued and outstanding.

Additional Paid-In Capital: Additional Paid-In Capital as of December 31, 2021, and 2022 consists primarily of cash contributed by the cofounders.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss for the period from Inception through December 31, 2022. The Company's ability to continue is dependent upon management's ability to raise additional funds, capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Regulation CF Offering
From September 22, 2022 through January 8, 2020, the Company sold 30,704 shares of Preferred stock for $5.00 per share through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The Regulation CF Transaction was conducted through Wefunder, Inc. (the "Intermediary"). The Intermediary received 7.5% of the proceeds of the Regulation CF Transaction in cash (the "Intermediary Fee"). Net of the Intermediary Fee and other associated fees, the Company received $55.957.23 in net proceeds from the offering.

EXTENDED LONGEVITY, INC

FINANCIAL STATEMENTS FOR THE

YEARS ENDED DECEMBER 31, 2021

AND THE

YEARS ENDED DECEMBER 31, 2020

AND ACCOUNTANT'S COMPILATION REPORT

TABLE OF CONTENTS

TO THE BOARD OF DIRECTORS OF
EXTENDED LONGEVITY, INC

Accountant's Compilation Report

We have compiled the accompanying financial statements of EXTENDED LONGEVITY, INC , which comprise the Balance sheet as of December 31, 2021 and the Balance sheet as of December 31, 2020, the Profit and Loss for the year then ended, Statement of Cash Flows and related notes to the financial statements. We have not audited or reviewed the financial statements and accordingly do not express an opinion or provide any assurance about whether the financial statements are in accordance with an accrual basis of accounting.

Management's responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accrual basis of accounting and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's responsibility

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

July 27, 2022
New York, NY
George Dimov CPA

GDimov

3

Extended Longevity

Balance Sheet
As of December 31, 2021

	JAN - DEC 2020	JAN - DEC 2021
ASSETS		
Current Assets		
Bank Accounts		
10100 Bank of Hawaii Checking Account (1670)	3,244.71	5,024.87
10110 PayPal Bank	0.00	0.00
10120 Cash on Hand		0.00
Total Bank Accounts	**$3,244.71**	**$5,024.87**
Accounts Receivable		
12000 Accounts receivable (A/R)	2,790.83	7,269.20
Total Accounts Receivable	**$2,790.83**	**$7,269.20**
Other Current Assets		
13000 Finished Inventory	4,054.00	1,973.00
13010 Inventory Work-in-Process	12,814.08	23,839.58
Total Other Current Assets	**$16,868.08**	**$25,812.58**
Total Current Assets	**$22,903.62**	**$38,106.65**
Other Assets		
19200 Patents, copyrights, & franchises	1,990.00	3,240.00
19210 Accumulated Amortization of Other Assets	-44.22	-218.56
Total 19200 Patents, copyrights, & franchises	**1,945.78**	**3,021.44**
Total Other Assets	**$1,945.78**	**$3,021.44**
TOTAL ASSETS	**$24,849.40**	**$41,128.09**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
21000 Accounts Payable (A/P)	95,816.21	172,497.12
Total Accounts Payable	**$95,816.21**	**$172,497.12**
Total Current Liabilities	**$95,816.21**	**$172,497.12**
Long-Term Liabilities		
Shareholder Loan – Schorr		5,300.00
Total Long-Term Liabilities	**$0.00**	**$5,300.00**
Total Liabilities	**$95,816.21**	**$177,797.12**
Equity		
31000 Common stock	100.00	100.00
39000 Retained Earnings	-11,200.00	-71,066.81
Net Income	-59,866.81	-65,702.22
Total Equity	**$ -70,966.81**	**$ -136,669.03**
TOTAL LIABILITIES AND EQUITY	**$24,849.40**	**$41,128.09**

Accrual Basis

The notes are an integral part of the financial statements.

Extended Longevity

Profit and Loss
January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
Income			
40100 Product Sales		10,062.43	$10,062.43
40200 Services Sales	0.00	0.00	$0.00
40300 PayPal Sales	8,512.55	20,895.60	$29,408.15
40400 Shipping Income		114.49	$114.49
Total Income	**$8,512.55**	**$31,072.52**	**$39,585.07**
Cost of Goods Sold			
50000 Cost of goods sold	425.63	1,553.63	$1,979.26
50100 Supplies & materials – COGS		6.50	$6.50
50150 Merchant Fees	267.56	849.80	$1,117.36
Total Cost of Goods Sold	**$693.19**	**$2,409.93**	**$3,103.12**
GROSS PROFIT	**$7,819.36**	**$28,662.59**	**$36,481.95**
Expenses			
61000 Advertising & marketing		5,522.27	$5,522.27
62000 Bank fees & service charges	43.53	187.82	$231.35
67500 Accounting fees		187.20	$187.20
67510 Legal Fees		8,130.00	$8,130.00
67520 Consulting Services		12,127.30	$12,127.30
69400 Research & Development	122.50		$122.50
69510 Office supplies		333.88	$333.88
69520 Software & apps		135.26	$135.26
71500 Shipping & postage	37.20	113.20	$150.40
72010 Rent-3361 Omaopio	31,200.00	31,200.00	$62,400.00
72020 Laboratory Use Fees	36,000.00	36,000.00	$72,000.00
73500 Supplies & materials (not COGS)		230.04	$230.04
74000 Business licenses		23.50	$23.50
74100 Travel (not meals)	239.00		$239.00
Total Expenses	**$67,642.23**	**$94,190.47**	**$161,832.70**
NET OPERATING INCOME	**$ -59,822.87**	**$ -65,527.88**	**$ -125,350.75**
Other Income			
47000 Other Income	0.28		$0.28
Total Other Income	**$0.28**	**$0.00**	**$0.28**
Other Expenses			
61700 Amortization expense	44.22	174.34	$218.56
Total Other Expenses	**$44.22**	**$174.34**	**$218.56**
NET OTHER INCOME	**$ -43.94**	**$ -174.34**	**$ -218.28**
NET INCOME	**$ -59,866.81**	**$ -65,702.22**	**$ -125,569.03**

Accrual Basis

The notes are an integral part of the financial statements.

Extended Longevity

Statement of Cash Flows
January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
OPERATING ACTIVITIES			
Net Income	-59,866.81	-65,702.22	$ -125,569.03
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
12000 Accounts receivable (A/R)	-2,790.83	-4,478.37	$ -7,269.20
13000 Finished Inventory	-4,054.00	2,081.00	$ -1,973.00
13010 Inventory Work-in-Process	-7,651.14	-11,025.50	$ -18,676.64
19210 Patents, copyrights, & franchises: Accumulated Amortization of Other Assets	44.22	174.34	$218.56
21000 Accounts Payable (A/P)	79,453.27	76,680.91	$156,134.18
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**65,001.52**	**63,432.38**	**$128,433.90**
Net cash provided by operating activities	**$5,134.71**	**$ -2,269.84**	**$2,864.87**
INVESTING ACTIVITIES			
19200 Patents, copyrights, & franchises	-1,990.00	-1,250.00	$ -3,240.00
Net cash provided by investing activities	**$ -1,990.00**	**$ -1,250.00**	**$ -3,240.00**
FINANCING ACTIVITIES			
Shareholder Loan – Schorr		5,300.00	$5,300.00
Net cash provided by financing activities	**$0.00**	**$5,300.00**	**$5,300.00**
NET CASH INCREASE FOR PERIOD	**$3,144.71**	**$1,780.16**	**$4,924.87**

The notes are an integral part of the financial statements.

EXTENDED LONGEVITY, INC.

CONSOLIDATED STATEMENT OF EQUITY 2020

| | COMMON STOCK | | PREFERRED STOCK | | Additional | Retained Earnings | |
	Shares	Amount	Shares	Amount	Paid in Capital	(Accumulated Deficit)	TOTAL
BEGINNING BALANCE Jan 1, 2020							
Contributions	9000000	5000	0	0	0		
Other Comprehensive gain/(loss)							
Net Income			0	0		-71066	-71066
ENDING BALANCE December 31, 2020	9000000	5000	0	0		-71066	-71066

The notes are an integral part of the financial statements.

EXTENDED LONGEVITY, INC.

CONSOLIDATED STATEMENT OF EQUITY 2021

| | COMMON STOCK | | PREFERRED STOCK | | Additional | Retained Earnings | |
	Shares	Amount	Shares	Amount	Paid in Capital	(Accumulated Deficit)	TOTAL
BEGINNING BALANCE. Jan 1, 2021							
Contributions	9000000	0	0	0			0
Other Comprehensive gain/(loss)							
Net Income			0	0		-136769	-136769
ENDING BALANCE, December 31, 2021	9000000	0	0	0	0	-136769	-136769

The notes are an integral part of the financial statements.

8

(in US Dollars)

NOTE 1: ORGANIZATION

EXTENDED LONGEVITY, INC started their business ("The Company") in October of 2019. The Company is located in Puunene, Hawaii. Main operating activities of EXTENDED LONGEVITY, INC are: Manufacturing, Marketing, Sales, Research and Development, Formulation and production, including packaging and shipping for Phytotherapeutic Extract Formulations for life extension, health and wellbeing.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. This method recognizes revenues and expenses in the period in which they are earned.

Finished Inventory and WIP

Work in Process and Finished inventory were entered on books by recording WIP at cost of ingredients and components, and then adjusting WIP/inventory/COGS at end of year using manual ending inventory count of products sold and finished product on hand.

Amortization Expense for Other Intangible Asset

Amortization for the intangible asset is recognized on a straight-line with useful life of 15 years.

NOTE 3: INITIAL INVESTMENT

The common stock for the entity was the 75% and 25% ownership split between Steven M. Schorr and Hamiel O. Schorr. $10,000 was contributed as initial investment in 2019.
As of 2021 Steven M. Schorr had 7,200,000 shares representing 80% of the total issued shares and Hamiel O. Schorr 1,800,000 shares representing 20% of the total issued shares.

NOTE 4: SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 27, 2022, the date the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment to or disclosure in the accompanying statements.

NOTE 5: LEASE COMMITMENTS

Lease commitments consist of

Supplier	2021	2020
Bioponic Phytoceuticals/ Rent	$36,000	$36,000
Bioponic Phytoceuticals/ Laboratory Use Fee	$31,200	$31,200
Total	**$67,200**	**$67,200**

9
The notes are an integral part of the financial statements.

NOTE 6: ACCOUNTS PAYABLE

Accounts payable as of 31/12/20 and as of 31/12/21 mainly consist of Bioponic Phytoceuticals Rent $31,200 and Bioponic Phytoceuticals Lab Fee $36,000.

The notes are an integral part of the financial statements.

CERTIFICATION

I, Steven M. Schorr, CEO of Extended Longevity, Inc., certify that:

(1) the financial statements of Extended Longevity, Inc., included in this Form C-AR are true and complete in all material respects; and

(2) the tax return information of Extended Longevity, Inc., included in this Form C-AR reflects accurately the information reported on the tax return for Extended Longevity, Inc. filed for the fiscal year ended December 31, 2022.

Dated: April 27, 2023

/Steven M. Schorr/

Steven M. Schorr
Chief Executive Officer